Tradeweb LLC
Statement of Financial Condition
December 31, 2020 (in thousands)

Assets

Cash and cash equivalents	$	86,628
Accounts receivable, net of allowance for credit losses of $17		36,607
Receivable from affiliates		1,870
Other assets		100
Total assets	$	125,205

Liabilities and Member's Capital

Liabilities

Accrued compensation	$	22,293
Deferred revenue		444
Accounts payable, accrued expenses and other liabilities		648
Payable to affiliates		13,187
Total liabilities		36,572

Member's Capital

Member's capital		88,633
Total liabilities and member's capital	$	125,205

The accompanying notes are an integral part of this financial statement.